                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. )1

                            Critical Home Care, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    22674W108
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                                 (CUSIP Number)

                                   May 7, 2004
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             (Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   / /      Rule 13d-1(b)

   /x/      Rule 13d-1(c)

   / /      Rule 13d-1(d)

--------

1     The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

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CUSIP No. 22674W108                      13G                  Page 2 of 6 Pages
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================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                             WebFinancial Corporation
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
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     3        SEC USE ONLY
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     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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 NUMBER OF         5      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    4,000,000 shares
  OWNED BY
   EACH
REPORTING
PERSON WITH  -------------------------------------------------------------------
                   6      SHARED VOTING POWER

                                0 shares
              ------------------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER

                                4,000,000 shares
              ------------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                      4,000,000 shares
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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                              / /
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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     5.2%
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                     CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 22674W108                      13G                  Page 3 of 6 Pages
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Item 1(a).  Name of Issuer:

            Critical Home Care, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            762 Summa Avenue
            Westbury, New York 11590

Item 2(a).  Name of Person Filing:

            WebFinancial Corporation

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            590 Madison Avenue, 32nd Floor
            New York, New York 10022

Item 2(c).  Citizenship:

            WebFinancial Corporation is a Delaware corporation

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

            22674W108

Item 3.     If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

            /X/   Not Applicable

      (a)   / /   Broker  or  dealer registered under Section 15 of the Exchange
                  Act.

      (b)   / /   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   / /   Insurance  company  as  defined  in  Section  3(a)(19)  of the
                  Exchange Act.

      (d)   / /   Investment   company   registered   under  Section  8  of  the
                  Investment Company Act.

      (e)   / /   An  investment  adviser  in  accordance  with Rule 13d-1(b)(1)
                  (ii)(E).

      (f)   / /   An employee benefit plan or endowment fund  in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

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CUSIP No. 22674W108                      13G                  Page 4 of 6 Pages
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      (g)   / /   A parent holding company or control  person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

      (h)   / /   A  savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act.

      (i)   / /   A church plan  that is excluded  from  the  definition  of  an investment company under Section 3(c)(14)  of  the  Investment
                  Company Act.

      (j)   / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

      (a)   Amount beneficially owned:

            4,000,000 shares

      (b)   Percent of class:

            5.2% (based on 76,393,351  shares of Common Stock  outstanding as of
            May 10,  2004,  as reported in the Issuer's  Current  Report on Form
            8-K, filed with the  Securities  and Exchange  Commission on May 24,
            2004).*

            ---------------------------------
            * Until the Issuer  filed the Current  Report on Form 8-K on May 24,
            2004  disclosing an updated number of  outstanding  shares of Common
            Stock,  the  Reporting  Person could not confirm that it became a 5%
            stockholder as a result of its purchase on May 7, 2004.

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            4,000,000 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            4,000,000 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares

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CUSIP No. 22674W108                      13G                  Page 5 of 6 Pages
------------------------------                        --------------------------

Item 5.     Ownership of Five Percent or Less of a Class.

            If this  statement  is being filed to report the fact that as of the date  hereof the  Reporting  Person has ceased to be the  beneficial owner of more than five  percent of the class of  securities,  check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7.     Identification  and  Classification of the Subsidiary Which Acquired
            the  Security  Being  Reported on by the Parent  Holding  Company or
            Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certifications.

            By signing  below I certify  that,  to the best of my knowledge  and belief,  the securities  referred to above were not acquired and are not held  for the  purpose  of or with the  effect  of  changing  or influencing the control of the Issuer of the securities and were not acquired and are not held in connection  with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 22674W108                      13G                  Page 6 of 6 Pages
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                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:      May 24, 2004                WEBFINANCIAL CORPORATION

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           President and Chief Executive Officer